February 21, 2018

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Gabor, Division of Corporation Finance
Erin Jaskot, Division of Corporation Finance

RE:	1347 Property Insurance Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-222470)

Ladies and Gentlemen:

Reference is made to the Company’s letter, filed as correspondence via EDGAR on February 20, 2018, in which the Company requested that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement would become effective on February 22, 2018, at 10:00 A.M., Eastern Time, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions with respect to the foregoing, please contact Jurgita Ashley of Thompson Hine LLP, at 216-566-8928 or via Jurgita.Ashley@ThompsonHine.com. Thank you for your attention to this matter.

Sincerely,

1347 PROPERTY INSURANCE HOLDINGS, INC.

By:	/s/ John S. Hill
Name:	John S. Hill
Title:	Vice President, Chief Financial Officer and Secretary

Telephone:	(813) 579-6213
E-mail:	jhill@maisonins.com

cc: Jurgita Ashley, Thompson Hine LLP